SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

Compagnie générale de géophysique veritas, S.A.

FORWARD-LOOKING STATEMENTS	3

Item 1 FINANCIAL STATEMENTS	4

Unaudited Interim Consolidated Balance Sheet at June 30, 2008 and Consolidated Balance Sheet at December 31, 2007	4

Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2008 and 2007, and for the six months ended June 30, 2008 and 2007	5

Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and 2007	7

Unaudited Interim Statement of Income and Expenses Attributable to Shareholders for the six months ended June 30, 2008 and 2007	8

Notes to Unaudited Interim Consolidated Financial Statements	9

Item 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22

Item 3 CONTROLS AND PROCEDURES	35

Compagnie générale de géophysique veritas, S.A.
FORWARD-LOOKING STATEMENTS
          This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
          These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
–	developments affecting our international operations;

–	difficulties and delays in achieving synergies and cost savings;

–	our substantial indebtedness;

–	changes in international economic and political conditions and, in particular, in oil and gas prices;

–	exposure to credit risk of customers;

–	exposure to the interest rate risk;

–	exposure to the foreign exchange rate risk;

–	exposure to credit risk and counter-party risk;

–	our ability to finance our operations on acceptable terms;

–	the timely development and acceptance of our new products and services;

–	the complexity of products sold;

–	changes in demand for seismic products and services;

–	the effects of competition;

–	the social, political and economic risks of our global operations;

–	the costs and risks associated with pension and post-retirement benefits obligations;

–	changes to existing regulations or technical standards;

–	existing or future litigation;

–	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

–	the costs of compliance with environmental, health and safety laws;

–	the timing and extent of changes in currency exchange rates and interest rates;

–	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether these risks materialize;

–	our ability to integrate successfully the businesses or assets we acquire, including Veritas;

–	our ability to monitor existing and targeted partnerships;

–	our ability to sell our seismic data library;

–	our ability to access the debt and equity markets during the periods covered by the forward-looking statements which will depend on general market conditions and on our credit ratings for our debt obligations; and

–	our success at managing the risks of the foregoing.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.
     Certain of these risks can be found in our annual report on Form 20-F for the year ended December 31, 2007 that we filed with the SEC on April 23, 2008. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to

Compagnie générale de géophysique veritas, S.A.
invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2008	2008	December 31,	December 31,
	(unaudited)	(unaudited)	2007	2007
amounts in millions of	€	U.S.$ (1)	€	U.S.$ (2)

ASSETS
Cash and cash equivalents	209.9	330.9	254.3	374.4
Trade accounts and notes receivable, net	588.3	927.2	601.9	886.1
Inventories and work-in-progress, net	263.4	415.0	240.2	353.6
Income tax assets	51.7	81.4	34.6	50.9
Other current assets, net	104.4	164.6	89.6	131.9
Assets held for sale	11.1	17.5	—	—
Total current assets	1,228.8	1,936.6	1,220.6	1,796.9
Deferred tax assets	85.7	135.1	81.4	119.8
Investments and other financial assets, net	28.1	44.3	32.0	47.1
Investments in companies under equity method	44.4	70.0	44.5	65.5
Property, plant and equipment, net	604.2	952.4	660.0	971.6
Intangible assets, net	709.5	1,118.4	680.5	1,001.8
Goodwill	1,822.8	2,873.5	1,928.0	2,838.2
Total non-current assets	3,294.7	5,193.7	3,426.4	5,044.0
TOTAL ASSETS	4,523.5	7,130.3	4,647.0	6,840.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	8.3	13.1	17.5	25.8
Current portion of financial debt	37.6	59.2	44.7	65.8
Trade accounts and notes payable	278.8	439.4	256.4	377.4
Accrued payroll costs	109.0	171.8	113.2	166.4
Income taxes liability	60.2	94.8	59.1	87.1
Advance billings to customers	44.4	70.0	51.9	76.4
Provisions – current portion	9.4	14.8	9.6	14.2
Other current liabilities	108.5	171.0	109.0	160.5
Total current liabilities	656.2	1,034.1	661.4	973.6
Deferred tax liabilities	165.7	261.2	157.7	232.2
Provisions – non-current portion	77.5	122.2	76.5	112.7
Financial debt	1,202.1	1,895.0	1,298.8	1,912.0
Other non-current liabilities	25.7	40.5	27.0	39.7
Total non-current liabilities	1,471.0	2,318.9	1,560.0	2,296.6
Common stock: 275,558,130 shares authorized
137,685,250 shares with a €0.40 nominal value issued and outstanding at June 30, 2008; 137,253,790 at December 31, 2007 (3)	55.1	86.8	54.9	80.8
Additional paid-in capital	1,822.3	2,872.6	1,820.0	2,679.2
Retained earnings	796.4	1,255.5	538.6	792.9
Treasury shares	(10.8)	(17.0)	(3.9)	(5.7)
Net income (loss) for the period – Attributable to the Group	111.5	175.6	245.5	360.8
Income and expense recognized directly in equity	(15.5)	(24.4)	(5.1)	(7.5)
Cumulative translation adjustment	(393.5)	(620.3)	(248.4)	(365.1)
Total shareholders’ equity	2,365.5	3,728.8	2,401.6	3,535.4
Minority interests	30.8	48.5	24.0	35.3
Total shareholders’ equity and minority interests	2,396.3	3,777.3	2,425.6	3,570.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,523.5	7,130.3	4,647.0	6,840.9

(1)	Dollars amounts represent euro amounts converted at the exchange rate of U.S.$1.576 per € on the balance sheet date

(2)	Dollars amounts represent euro amounts converted at the exchange rate of U.S.$1.472 per € on the balance sheet date

(3)	Number of shares at December 31, 2007 have been restated to reflect the five-for-one stock split on June 3, 2008 (see note 4)
See notes to Consolidated Financial Statements

5

Compagnie générale de géophysique veritas, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three months ended June 30,
	2008	2008	2007	2007
except per share data, amounts in millions of	€	U.S.$ (1)	€	U.S.$ (1)

Operating revenues	559.0	874.1	571.1	768.7
Other income from ordinary activities	0.1	0.2	0.2	0.3
Total income from ordinary activities	559.1	874.3	571.3	769.0
Cost of operations	(403.3)	(629.3)	(396.3)	(533.1)
Gross profit	155.8	245.0	174.9	235.9
Research and development expenses, net	(7.7)	(12.4)	(15.9)	(21.4)
Selling, general and administrative expenses	(60.2)	(94.1)	(64.3)	(86.3)
Other revenues (expenses), net	8.2	12.6	5.8	7.7
Operating income	96.1	151.1	100.5	135.9
Expenses related to financial debt	(20.4)	(32.0)	(29.9)	(40.3)
Income provided by cash and cash equivalents	2.0	3.2	3.7	5.0
Cost of financial debt, net	(18.4)	(28.8)	(26.2)	(35.3)
Other financial income (loss)	0.1	0.2	0.6	0.7
Income of consolidated companies before income taxes	77.8	122.5	74.9	101.3
Deferred taxes on currency translation	(1.6)	(2.4)	2.2	2.9
Other income taxes	(24.6)	(39.0)	(33.2)	(44.8)
Total income taxes	(26.2)	(41.4)	(31.0)	(41.9)
Net income from consolidated companies	51.6	81.1	43.9	59.4
Equity in income of investees	0.2	0.4	0.7	1.0
Net income	51.8	81.5	44.6	60.4

Attributable to :
Shareholders	48.8	76.8	42.5	57.6
Minority interests	3.0	4.7	2.1	2.8

Weighted average number of shares outstanding	137,511,725	137,511,725	136,608,920	136,608,920
Dilutive potential shares from stock-options	607,380	607,380	1,074,884	1,074,884
Dilutive potential shares from performance shares	619,188	619,188	554,063	554,063
Adjusted weighted average number of shares and assumed option exercises when dilutive	138,738,293	138,738,293	138,237,867	138,237,867
Net earning per share attributable to shareholders	0.35	0.56	0.31	0.42
Basic
Diluted	0.34	0.55	0.30	0.41

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars
See notes to Consolidated Financial Statements

Compagnie générale de géophysique veritas, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
Financial data for the six months ended June 30, 2007 include Veritas results beginning January 12, 2007, the date of the merger between CGG and Veritas.

	Six months ended June 30,
	2008	2008	2007	2007
except per share data, amounts in millions of	€	U.S.$ (1)	€	U.S.$ (2)

Operating revenues	1,144.0	1,746.9	1,163.3	1,546.0
Other income from ordinary activities	0.4	0.7	0.4	0.6
Total income from ordinary activities	1,144.4	1,747.6	1,163.7	1,546.6
Cost of operations	(788.2)	(1,203.6)	(782.4)	(1 039.8)
Gross profit	356.2	544.0	381.3	506.8
Research and development expenses, net	(24.2)	(36.9)	(30.7)	(40.8)
Selling, general and administrative expenses	(123.0)	(187.9)	(116.1)	(154.3)
Other revenues (expenses), net	10.5	16.0	9.4	12.5
Operating income	219.5	335.2	244.0	324.3
Expenses related to financial debt	(45.3)	(69.2)	(68.1)	(90.5)
Income provided by cash and cash equivalents	4.1	6.2	8.1	10.8
Cost of financial debt, net	(41.2)	(63.0)	(60.0)	(79.7)
Other financial income (loss)	(1.1)	(1.7)	0.3	0.4
Income of consolidated companies before income taxes	177.2	270.5	184.3	245.0
Deferred taxes on currency translation	—	—	2.8	3.8
Other income taxes	(64.3)	(98.2)	(74.8)	(99.5)
Total income taxes	(64.3)	(98.2)	(72.0)	(95.7)
Net income from consolidated companies	112.9	172.3	112.4	149.3
Equity in income of investees	3.0	4.6	1.2	1.7
Net income	115.9	176.9	113.6	151.0

Attributable to :
Shareholders	111.5	170.2	110.0	146.2
Minority interests	4.4	6.7	3.6	4.8

Weighted average number of shares outstanding	137,490,623	137,490,623	132,041,260	132,041,260
Dilutive potential shares from stock-options	777,378	777,378	1,036,827	1,036,827
Dilutive potential shares from performance shares	619,188	619,188	554,063	554,063
Adjusted weighted average number of shares and assumed option exercises when dilutive	138,887,189	138,887,189	133,632,150	133,632,150
Net earning per share attributable to shareholders	0.81	1.24	0,83	1,11
Basic
Diluted	0.80	1.22	0,82	1,09

(1)	Dollars amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.527 per €

(2)	Dollars amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.329 per €
See notes to Consolidated Financial Statements

Compagnie générale de géophysique veritas, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
Financial data for the six months ended June 30, 2007 include Veritas results beginning January 12, 2007, the date of the merger between CGG and Veritas.

	Six months ended June 30,
	2008	2008	2007	2007
amounts in millions of	€	U.S.$ (1)	€	U.S.$ (2)

OPERATING
Net income (loss)	115.9	176.9	113.6	151.0
Depreciation and amortization	103.1	157.5	86.7	115.2
Multi-client surveys amortization	112.3	171.5	128.6	170.9
Variance on provisions	1.1	1.7	(0.6)	(0.8)
Expense & income calculated on stock-option	11.9	18.2	8.9	11.8
Net gain on disposal of fixed assets	(1.6)	(2.4)	0.1	0.1
Equity in income of affiliates	(3.0)	(4.6)	(1.2)	(1.6)
Dividends received from affiliates	1.1	1.7	5.2	6.9
Other non-cash items	3.0	4.5	(4.3)	(5.7)
Net cash including net cost of financial debt and income taxes	343.8	525.0	336.9	447.7
Less net cost of financial debt	41.2	62.9	60.0	79.7
Less income taxes expenses	64.3	98.2	72.0	95.7
Net cash excluding net cost of financial debt and income taxes	449.3	686.1	468.9	623.2
Income taxes paid	(73.3)	(111.9)	(82.1)	(109.1)
Net cash before changes in working capital	376.0	574.2	386.8	514.1
- change in trade accounts and notes receivables	(10.0)	(15.3)	(84.7)	(112.6)
- change in inventories and work-in-progress	(27.6)	(42.1)	(20.5)	(27.2)
- change in other currents assets	(1.8)	(2.7)	(3.4)	(4.5)
- change in trade accounts and notes payable	12.8	19.5	(28.8)	(38.3)
- change in other current liabilities	(4.2)	(6.4)	(1.6)	(2.1)
Impact of changes in exchange rate	(10.6)	(16.2)	0.2	0.3
Net cash provided by operating activity	334.6	511.0	247.6	329.1
INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers)	(85.1)	(129.9)	(119.2)	(158.4)
Increase in multi-client surveys	(188.5)	(287.8)	(144.4)	(191.9)
Proceeds from disposals tangible and intangible	0.6	0.9	25.0	33.2
Proceeds from disposals of investments	8.8	13.4	—	—
Acquisition of investments, net of cash & cash equivalents acquired (3)	(21.4)	(32.7)	(1,049.0)	(1,394.1)
Variation in loans granted	(5.5)	(8.4)	(0.6)	(0.8)
Variation in subsidies for capital expenditures	(0.1)	(0.2)	(0.2)	(0.3)
Variation in other financial assets	(2.9)	(4.4)	5.3	7.0
Net cash from investing activities	(294.1)	(449.1)	(1,283.1)	(1,705.3)
FINANCING
Repayment of long-term debts	(13.6)	(20.8)	(641.8)	(852.9)
Total issuance of long-term debts	—	—	1,760.5	2,339.7
Reimbursement on leasing	(3.8)	(5.8)	(5.8)	(7.7)
Change in short-term loans	(8.6)	(13.1)	24.3	32.3
Financial interest paid	(40.9)	(62.5)	(79.0)	(105.0)
Net proceeds from capital increase
- from shareholders (3)	2.3	3.5	6,1	8,1
- from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements
- from shareholders	—	—
- from minority interest of integrated companies	(1.4)	(2.1)	(0.8)	(1.1)
Buying & sales of own shares	(6.9)	(10.5)	0.6	0.8
Net cash provided by financial activities	(72.9)	(111.3)	1,064.1	1,414.2
Effects of exchange rate changes on cash	(12.0)	5.9	(6.6)	0.1
Net increase (decrease) in cash and cash equivalents	(44.4)	(43.5)	22.0	38.1
Cash and cash equivalents at beginning of year	254.3	374.4	251.8	331.6
Cash and cash equivalents at end of period	209.9	330.9	273.8	369.8

Compagnie générale de géophysique veritas, S.A.

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.527 per € (except cash and cash equivalents balances converted at the closing exchange rate of U.S.$1.576 per € at June 30, 2008 and of U.S.$1.472 per € at December 31, 2007).

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.329 per € (except cash and cash equivalents balances converted at the closing exchange rate of U.S.$1.351 per € at June 30, 2007 and of U.S.$1.317 per € at December 31, 2006).

(3)	At June 30, 2007, the capital increase related to the acquisition of Veritas has been reclassified from “Net proceeds from capital increase” to “Total net acquisition of Investments” to harmonize the presentation of the cash flow statement with our annual report Form 20-F for the year ended December 31, 2007.

Compagnie générale de géophysique veritas, S.A.
Statement of income and expenses attributable to shareholders

	June 30,
	2008	2007
	(amounts in
	millions of euros)

Net income (loss) attributable to shareholders	111.5	110.0
— Change in actuarial gains and losses on pension plan	0.4	(0.4)
— Change in fair value of available-for-sale investments	(11.3)	—
— Change in fair value of hedging instruments	0.9	(3.5)
— Change in foreign currency translation adjustment	(145.1)	(37.8)

Income and expenses recognized directly in equity for the period	(43.6)	68.3

Compagnie générale de géophysique veritas, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services (seismic data acquisition and related processing and interpretation software) principally to clients in the oil and gas exploration and production business.
     Given that the Company is listed on the Eurolist of Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements are also in accordance with IFRS adopted by the European Union at June 30, 2008 and are available on the following web site http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
Critical accounting policies
     The interim condensed consolidated financial statements for the six months ended June 30, 2008 have been prepared in accordance with IAS 34 — Interim Financial Reporting.
     The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at and for the year ended December 31, 2007 included in its report on Form 20-F for the year 2007 filed with the SEC on April 23, 2008.
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2007, except for the following adoption of new Standards and Interpretations: IFRIC11.
These principles do not differ from IFRS issued by the IASB as long as the adoption of the interpretations listed below,  effective since January 1, 2008 but not yet adopted by the European Union,  has no significant impact on the Group interim condensed consolidated financial statements:
–	IFRIC 12 — Service concession arrangements

–	IFRIC 14 — The limit on a defined benefit asset, minimum funding requirements and their interaction
At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
–	IAS 1 revised — Presentation of Financial Statements

–	IAS 23 revised — Borrowing costs

–	IFRS 8 — Operating segments

–	IFRIC 13 — Customer Loyalty Programs

–	IFRS 3 revised — Business Combinations

–	IAS 27 amended — Cost of an investment in a subsidiary, jointly controlled entity or associate

–	IFRS 2 amended — Vesting conditions and cancellations

–	IAS 32 amended — Puttable Financial Instruments and Obligations arising on liquidation
We have not opted for the early adoption of these Standards, Amendments and Interpretations and we are currently reviewing them to measure the potential impact on our interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.

Compagnie générale de géophysique veritas, S.A.
Operating revenues
          Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
•	Multi-client surveys
          Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multiclient surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
          Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
          Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
               The Company recognizes pre-commitments as revenue when production is begun based on the physical progress of the project.
               After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready-for-use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
          After sales volume agreements—We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
•	Exclusive surveys
          In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
          The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
          In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
•	Other geophysical services
          Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

Compagnie générale de géophysique veritas, S.A.
•	Equipment sales
          We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
•	Software and hardware sales
          We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
          If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
          If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
          Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
Multi-client surveys
     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
     We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.
     In this respect, we use four amortization rates: 50%, 75%, 80% or 83.3% of revenues depending on the category of the surveys.
Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical pattern.
For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.
     Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey-by-survey basis in case of any indication of impairment.
     From January 12, 2007 to October 1, 2007, we applied an amortization rate of 66.6% of revenues instead of 50% for a certain category of surveys. The impact of this change of estimates applied from October 1, 2007 was a reduction in depreciation expenses of €3.1 million for the year ended December 31, 2007.
Development costs
               Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
               Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
          — the project is clearly defined, and costs are separately identified and reliably measured,
          — the product or process is technically and commercially feasible,
          — we have sufficient resources to complete development, and

Compagnie générale de géophysique veritas, S.A.
— the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
          The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
          Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. We amortize capitalized developments costs over 5 years.
          Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
Note 2—Acquisitions and divestitures
     On May 26, 2008, Sercel acquired Metrolog, a privately held company, for €25.7 million paid in cash (including advisory and legal fees). Metrolog is a leading provider of high pressure, high temperature gauges and other downhole instruments to the oil and gas industry. The acquisition is expected to be accretive to Sercel and to CGGVeritas earnings per share (EPS) in 2008. The purchase price allocation resulted in a preliminary goodwill of €14.3 million.
     On June 25, 2008, in conjunction with the Oman business transfer to Ardiseis FZCO from Veritas DGC Ltd, CGG Veritas SA subscribed to the increase of 805 shares in the capital of its subsidiary Ardiseis FZCO, and sold 407 Ardiseis FZCO shares to Industrialization & Energy Services Company (TAQA) for a total consideration of U.S.$11.8 million. At the end of this transaction the Group’s percentage interest in Ardiseis remains unchanged at 51%.
     On June 16, 2008, a new subsidiary, CGGVeritas Technology Services (Beijing) Co. Ltd., fully owned by the Group, was created in China. This high profile technology centre will encompass the following activities: research & development and relationships with Chinese scientific organizations, high end processing services, “Geopromote” and GSS / Hardware and Software Support Services.
Note 3— Financial debt
There has been no significant movement in our net financial debt during the six months ended June 30, 2008. Our net financial debt amounted to €1,038.1 million at June 30, 2008 compared to €1,106.7 at December 31, 2007.
At June 30, 2008 the Group had €11.0 million available in unused short-term credit lines and overdraft facilities and €210.0 million in unused long-term credit lines with a maturity date less than one year away.
Note 4— Common stock and stock option plans
As of June 30, 2008, the Company’s share capital consisted of 137,685,250 shares, each with a nominal value of €0.40.
Five-for-one stock split
On June 3, 2008 at the opening of the Paris stock exchange, CGGVeritas implemented a five-for-one stock split. As a consequence:
–	the market price of CGGVeritas shares listed on Euronext Paris was divided by 5;

–	the number of outstanding shares was multiplied by 5;

–	the par value of each share decreased from €2.00 to €0.40; and

–	an ADS listed on the NYSE has one-to-one parity with an ordinary share listed on Euronext Paris.
This transaction did not require any specific formalities from CGGVeritas shareholders and did not induce additional costs.

Compagnie générale de géophysique veritas, S.A.
Statement of changes in equity

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
(Unaudited)	issued (b)	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
	(amounts in million of euros, except share data)
Balance at January 1, 2007	87,989,440	35.2	394.9	477.7	3.0	4.8	(38.6)	877.0	22.9	899.9
Capital increase	49,264,350	19.7	1,425.1	44.1				1,488.9		1,488.9
Net income				245.5				245.5	4.1	249.6
Cost of share-based payment				20.6				20.6		20.6
Operations on treasury shares					(6.9)			(6.9)		(6.9)
Actuarial gains and losses of pension plans (1) (a)				(3.8)				(3.8)		(3.8)
Financial instruments: change in fair value and transfer to income statement(2) (a)						(9.9)		(9.9)		(9.9)
Foreign currency translation: change in fair value and transfer to income statement(3)							(209.8)	(209.8)	(2.5)	(212.3)

Income and expense recognized directly in equity (1) + (2) + (3)				(3.8)		(9.9)	(209.8)	(223.5)	(2.5)	(226.0)
Changes in consolidation scope									(0.5)	(0.5)
Balance at December 31, 2007	137,253,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6
Capital increase	431,460	0.2	2.3					2.5		2.5
Net income				111.5				111.5	4.4	115.9
Cost of share-based payment				11.9				11.9	(1.4)	10.5
Operations on treasury shares					(6.9)			(6.9)		(6.9)
Actuarial gains and losses of pension plans (1) (a)				0.4				0.4		0.4
Financial instruments: change in fair value and transfer to income statement(2) (a)						(10.4)		(10.4)		(10.4)
Foreign currency translation: change in fair value and transfer to income statement(3) (a)							(145.1)	(145.1)	(1.4)	(146.5)

Income and expense recognized directly in equity (1) + (2) + (3)				0.4	—	(10.4)	(145.1)	(155.1)	(1.4)	(156.5)
Others									5.2	5.2
Balance at June 30, 2008	137,685,250	55.1	1,822.3	907.9	(10.8)	(15.5)	(393.5)	2,365.5	30.8	2,396.3

(a)	Net of deferred tax

(b)	Number of shares as at January 1, 2007 and December 31, 2007 has been restated to reflect the five-for-one stock split

Compagnie générale de géophysique veritas, S.A.
Stock options
In addition to the existing stock-options plans, on March 14, 2008, the Board of directors decided to allocate 1,188,500 stock-options to senior executives and other employees of the Group. The subscription price was set at €32.57. These options have an eight-year duration. They are vested by one-third each year over a three-year period and can be exercised at any time. However, French tax residents must keep the shares they receive as a result of the options exercised in registered form from the exercise date until March 14, 2012. Except in limited circumstances set forth in the plan regulations, employees leaving the Group will lose their vested unexercised options if they are not exercised before the end of the notice period.
Information relating to options outstanding at June 30, 2008 is summarized below:

		Options		Fair value
		outstanding	Exercise	per share
Date of Board of	Options	at June 30,	price	at the grant
Directors’ Resolution	granted	2008	per share	date		Expiration date

March 14, 2001	1,280,000	268,450	€13.08		(a)	March 13, 2009
May 15, 2002	690,500	251,085	€7.99		(a)	May 14, 2010
May 15, 2003	849,500	355,615	€2.91	€2.23	(b)	May 14, 2011
May 11, 2006	1,012,500	955,835	€26.26	€14.97	(c)	May 10, 2014
March 23, 2007	1,308,750	1,239,750	€30.40	€12.65	(d)	March 22, 2015
March 14, 2008	1,188,500	1,183,500	€32.57	€12.06	(e)	March 14, 2016

Total	6,329,750	4,254,235

(a)	Application of IFRS2 is prospective for options granted from November 7, 2002.

(b)	Based on a volatility of 57% and a risk-free rate of 3.9%.

(c)	Based on a volatility of 35% and a risk-free rate of 3.8%

(d)	Based on a volatility of 36% and a risk-free rate of 3.95%

(e)	Based on a volatility of 39% and a risk-free rate of 3.47%
The exercise price for each option is the average fair market value of the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted.
According to IFRS 2, fair value of stock-options plans granted since November 7, 2002 (in the May 2003, May 2006, March 2007 and March 2008 plans) was recognized as an expense over the life of the plan, which represented a €5.8 million expense for the six month period ended June 30, 2007 (of which €3.0 million was for the executive managers of the Group), and a €6.9 million expense for the six months ended June 30, 2008 (of which €3.8 million was for the executive managers of the Group).
A summary of the Company’s stock option transactions and related information follows:

	June 30, 2008		June 30, 2007
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price in €	options	price in €

Outstanding-beginning of period	3,306,000	21.84	3,253,985	16.59
Granted	1,188,500	32.57	1,308,750	30.40
Exercised	(193,960)	11.93	(834,305)	7.32
Forfeited	(46,305)	15.60	(13,405)	15.43

Outstanding-end of period	4,254,235	25.36	3,715,025	20.91

Compagnie générale de géophysique veritas, S.A.
Performance shares
In addition to our 2006 and 2007 performance share allocation plans, on March 14, 2008, the Board of Directors decided to allocate a maximum amount of 459,250 performance shares to senior executives and certain other employees of the Group. These shares will be allocated at the end of a two-year allocation period expiring on the later of March 14, 2010 or the date of the shareholders’ meeting convened to approve the 2009 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, i.e. the achievement in fiscal years 2008 and 2009 of a minimum average consolidated net earning per share and an average operating income of either the Group, the Services segment or the Equipment segment, depending upon the segment to which each beneficiary belongs, and (ii) the beneficiary is still an employee or officer of the Group upon final allocation of the shares. The allocated shares will have to be kept in registered form for a two-period as from the allocation date before they can be sold.
The Board of Directors meeting held on April 29, 2008 resolved that the performance conditions set forth by the general regulations of the plan dated May 11, 2006 had been fulfilled and, as a result, finally allocated the performance shares to those beneficiaries that were employees or officers of the company or one of its subsidiaries at the time of the final allocation, i.e. May 12, 2008. 45,700 shares were thus allocated.
According to IFRS 2, the fair value of the performance share allocation plan (in the May 2006, March 2007 and March 2008 plans) was recognized as an expense over the life of the plan, which represented a €3.1 million expense for the six months ended June 30, 2007 (of which €0.7 million was for the executive managers of the Group) and a €5.0 million expense for the six months ended June 30, 2008 (of which €0.8 million was for the executive managers of the Group).
Note 5— Analysis by operating segment and geographic area
          Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
          Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

-	Processing & Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
          Our geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the equipment segment to the services segment. These inter-segment sales, the related operating income recognized by the equipment segment, and the related impact on capital expenditures and depreciation expense of the services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
          Operating income represents operating revenues and other operating income less expenses of the operating segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not monitored by the operating management, financing and investing being mainly managed at the corporate level.
          Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.

Compagnie générale de géophysique veritas, S.A.
          Due to the constant changes in work locations, the Group does not track its assets based on country of origin or ownership.

Compagnie générale de géophysique veritas, S.A.
Analysis by operating segment

	Three months ended June 30, 2008				Three months ended June 30, 2007
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	391.6	167.4	—	559.0	389.9	181.2	—	571.1
Inter-segment revenues	—	12.5	(12.5)	—	0.2	15.0	(15.2)	—
Operating revenues	391.6	179.9	(12.5)	559.0	390.1	196.2	(15.2)	571.1
Other income from ordinary activities	(0.1)	0.2	—	0.1	0.2	—	—	0.2
Total income from ordinary activities	391.5	180.1	(12.5)	559.1	390.3	196.2	(15.2)	571.3
Operating income (loss)	52.7	53.9	(10.5) (a)	96.1	45.5	67.3	(12.3) (a)	100.5
Equity income (loss) of investees	(0.1)	0.3		0.2	0.7	—	—	0.7
Capital expenditures (b)	128.9	5.5	(4.6)	129.8	135.6	3.3	(8.2)	130.7
Depreciation and amortization (c)	116.8	5.5	(7.6)	114.7	101.6	4.8	(2.7)	103.7
Investments in companies under equity method	—	—	—	—	1.0	—	—	1.0

(a)	Includes corporate expenses of €10.1 million for the three months ended June 30, 2008 and of €15.3 million for the three months ended June 30, 2007.

(b)	Includes (i) investments in multi-client surveys of €91.2 million for the three months ended June 30, 2008 and €82.6 million for the three months ended June 30, 2007, (ii) no equipment acquired under capital lease for the three months ended June 30, 2008 and the three months ended June 30, 2007, (iii) and development costs capitalized in the Services segment of €2.4 million for the three months ended June 30, 2008 and of €1.8 million for the three months ended June 30, 2007, and (iv) development costs capitalized in the Equipment segment of €0.7 million for the three months ended June 30, 2008 and of €0.7 million for the three months ended June 30, 2007

(c)	Includes multi-client amortization of €46.3 million for the three months ended June 30, 2008 and of €59.7 million for the three months ended June 30, 2007.

	Three months ended June 30, 2008				Three months ended June 30, 2007
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of U.S.$)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	613.2	260.9	—	874.1	525.1	243.6	—	768.7
Inter-segment revenues	(0.1)	20.4	(20.3)	—	0.3	20.4	(20.7)	—
Operating revenues	613.1	281.3	(20.3)	874.1	525.4	263.5	(20.7)	768.7
Other income from ordinary activities	(0.2)	0.4		0.2	0.3	—	—	0.3
Total income from ordinary activities	612.9	281.7	(20.3)	874.3	525.7	263.5	(20.2)	769.0
Operating income (loss)	83.6	84.5	(17.0)	151.1	62.0	90.5	(16.6)	135.9

Compagnie générale de géophysique veritas, S.A.

	Six months ended June 30, 2008				Six months ended June 30, 2007
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	824.9	319.1	—	1,144.0	815.5	347.8	—	1,163.3
Inter-segment revenues	—	49.6	(49.6)	—	0.2	52.8	(53.0)	—
Operating revenues	824.9	368.7	(49.6)	1,144.0	815.7	400.6	(53.0)	1,163.3
Other income from ordinary activities	(0.2)	0.6	—	0.4	0.4	—	—	0.4
Total income from ordinary activities	824.7	369.3	(49.6)	1,144.4	816.1	400.6	(53.0)	1,163.7
Operating income (loss)	141.8	114.0	(36.3) (a)	219.5	146.7	136.3	(39.0) (a)	244.0
Equity income (loss) of investees	2.7	0.3	—	3.0	1.2	—	—	1.2
Capital expenditures (b)	291.6	8.7	(22.0)	278.3	281.4	6.6	(22.2)	265.8
Depreciation and amortization (c)	215.6	10.9	(11.1)	215.4	(210.7)	(9.6)	4.9	(215.2)
Investments in companies under equity method	—		—	—	1.0	—	—	1.0
Identifiable assets	3,804.2	635.0	(180.0)	4,259.2	4,075.8	597.9	(177.5)	4,496.2
Unallocated and corporate assets				264.3				315.9

Total assets				4,523.5				4,812.1

(a)	Includes corporate expenses of €22.9 million for the six months ended June 30, 2008 and of €26.7 million for the six months ended June 30, 2007.

(b)	Includes (i) investments in multi-client surveys of €188.5 million for the six months ended June 30, 2008 and €144.4 million for the six months ended June 30, 2007, (ii) no equipment acquired under capital lease in the six months ended June 30, 2008 and 2007, (iii) capitalized development costs in the Services segment of €3.6 million for the six months ended June 30, 2008 and €3.2 million for the six months ended June 30, 2007, and (iv) capitalized development costs in the Equipment segment of €1.2 million for the six months ended June 30, 2008 and €1.7 million for the six months ended June 30, 2007.

(c)	Includes multi-client amortization of €112.3 million for the six months ended June 30, 2008 and €128.6 million for six months ended June 30, 2007.

	Six months ended June 30, 2008				Six months ended June 30, 2007
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of U.S.$)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	1,259.6	487.3	—	1,746.9	1,083.9	462.1	—	1,546.0
Inter-segment revenues	—	75.7	(75.7)	—	0.3	70.1	(70.4)	—
Operating revenues	1,259.6	563.0	(75.7)	1,746.9	1,084.2	532.2	(70.4)	1,546.0
Other income from ordinary activities	(0.4)	1.1	—	0.7	0.6	—	—	0.6
Total income from ordinary activities	1,259.2	564.1	(75.7)	1,747.6	1,084.7	532.2	(70.4)	1,546.6
Operating income (loss)	216.5	174.1	(55.4)	335.2	195.0	181.1	(51.8)	324.3

Compagnie générale de géophysique veritas, S.A.
Revenues by location of customers
     The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
	2008				2007
Except percentages, in millions of	€		U.S.$ (1)		€		U.S.$ (1)
North America	174.3	31%	272.7	31%	167.4	29%	225.9	29%
Central and South Americas	36.2	6%	56.6	6%	51.8	9%	69.8	9%
Europe, Africa and Middle East	183.4	33%	287.6	33%	224.0	39%	300.1	39%
Asia Pacific	165.0	30%	257.3	30%	127.9	23%	173.1	23%

Total	559.0	100%	874.1	100%	571.1	100%	768.7	100%

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2008				2007
Except percentages, in millions of	€		U.S.$ (1)		€		U.S.$ (1)
North America	359.4	31%	548.8	31%	379.2	33%	504.0	33%
Central and South Americas	71.0	6%	108.4	6%	105.9	9%	140.7	9%
Europe, Africa and Middle East	397.3	35%	606.7	35%	369.8	32%	491.4	32%
Asia Pacific	316.3	28%	483.0	28%	308.4	27%	409.9	27%

Total	1,144.0	100%	1,746.9	100%	1,163.3	100%	1546.0	100%

(1)     Dollars amounts represent euros amounts converted at the average exchange rate of U.S.$1.527 per € in 2008, and of U.S.$1.329 per € in 2007.
Note 6— Other revenues (expenses)
Other revenues amounted to €10.5 million for the six months ended June 30, 2008 compared to €9.4 million for the six months ended June 30, 2007.
Other revenues in 2008 included primarily a €8.7 million gain on foreign exchange hedging activities and a €3.6 million gain resulted from the sale of 407 Ardiseis shares to TAQA. The costs incurred as well as the assets scrapped due to the loss of propulsion incident on the Symphony in late April 2008 were totally offset by an insurance indemnity of €12 million, of which €10.8 million has been paid.
Other revenues in 2007 included primarily a €9.5 million gain on foreign exchange hedging activities.
Note 7 —commitments and contingencies
Capital expenditures commitments, other commitments and contingencies
On March 14, 2008, CGG Veritas and Eidesvik Offshore amended their agreement for Eidesvik to supply to CGGVeritas two large seismic vessels to be newly built, for a total contract value of approximately U.S.$420 million (U.S.$377 million, previously). The two vessels will be delivered in 2010 under 12-year time charter agreements.
On June 13, 2008, CGGVeritas Services SA entered into a lease agreement with Genefim and Finamur for the financing of the construction of the new Services head office building in Massy. The construction contract has been executed between Bouygues Immobilier and Genefim and Finamur who own the building.
The amount of the lease agreement is approximately €80 million and has a term of 12 years from delivery of the new building. However, CGGVeritas Services SA has a purchase option which can be exercised as from the end of the 6th year of the lease until termination of the agreement.

Compagnie générale de géophysique veritas, S.A.
On June 17, 2008, we entered into an undertaking agreement with Hertel Investissement to sell our existing land and buildings in Massy for a total amount of €27.3 million with a lease agreement attached, to be executed between CGGVeritas Services and Hertel Investissement at the end of 2008. We will stay in our current premises until the delivery of the new building by Bouygues Immobilier in 2010.
The carrying value (€11.1 million) of those assets has been classified as assets held for sale in the balance sheet at June 30, 2008.
Litigation and other risks
On July 7, 2008, CGGVeritas sent a writ of summons to Arrow Seismic ASA claiming damages of approximately U.S.$70 million. CGGVeritas claims that Arrow Seismic ASA discontinued the negotiations of a mid-term charter for a new-build 3D vessel as a consequence of PGS’s purchase of Arrow, although we considered a binding agreement had been entered into between the parties, due to the advanced stage of negotiations.
The Group has several ongoing and recently notified tax audits which are not expected to be material.
Note 8— Related party transactions
Operating transactions
Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA were €1.9 million at June 30, 2008. Total net charges paid during the six months ended June 30, 2008 for the provision of ship management services amounted to €6.6 million, and the future commitments for such services to LDA were €49.1 million.
     LDA is the owner, together with the Group, of Geomar, owner of the seismic vessel Alizé. Geomar provides vessel charter services to LDA. Charter party contracts associated with these services are concluded at arm’s length. Total net revenues received during the six months for the provision of vessel charter services amounted to €5.3 million.
     For the six months ended June 30, 2008 the sales of geophysical equipment from Sercel to Argas, which is 49% owned by the Group, amounted to €13.1 million, representing approximately 1.1% of Group revenues.
     For the six months ended June 30, 2008 the sales of geophysical equipment from Sercel to JV Xian Peic/Sercel Limited, which is 40% owned by the Group, amounted to €3.0 million, representing less than 0.5% of Group revenues.
     For the six months ended June 30, 2008, the sales of geophysical equipment from Tronic’s, which is 16% owned by the Group, to Sercel amounted to €4.6 million.
Financing
No credit facility or loan was granted to the Company by shareholders during the six months ended June 30, 2008 and June 30, 2007.
Note 9— Subsequent events
No significant subsequent event occurred since June 30, 2008.

Compagnie générale de géophysique veritas, S.A.
Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors affecting results of operations
Group organization
     We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

-	Processing and Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
     Our geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Geophysical Market environment
     Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.
     The geophysical market has historically been cyclical, with notably a trough in 1999 following a sharp drop in the price of oil to U.S.$10 per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.
     For the last three years the geophysical market has enjoyed sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:
-	Oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, excess production capacity has appeared to reach historical lows, increasing the focus on existing production capacities and reserves replacement.

-	The recognition of an imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led the oil and gas industry to significantly increase capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs.
     With the oil industry continuing to move into increasingly deeper-water areas in its exploration efforts, we believe that offshore seismic — particularly better-resolution 3D seismic and above all wide-azimuth seismic in the Gulf of Mexico — will be a main driver of seismic demand growth.

Compagnie générale de géophysique veritas, S.A.
     In addition, because of the unfavorable oil price environment prevailing at the time, less than 10% of the geographical blocks auctioned in 1995-2000 have been explored. We expect numerous exploration leases to expire in potentially promising hydrocarbon basins through the end of the decade. The next auction of acreage in the Gulf of Mexico area is due in August 2008 and March 2009 for the West Texas part, and the Central Texas part, respectively, after the latest one held in July 2008.
The rising cost of seismic acquisition has driven a strong rebound in multi-client activity, as it provides oil companies with a relatively low-cost data alternative. This is particularly true in the Gulf of Mexico where recent large oil and gas discoveries have renewed considerable interest in the relevant governments’ auctions of available blocks.
     The strong technological developments in seismic services over the last decade have prompted an important step-change for the sector. The development of 4D and wide-azimuth techniques, providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution, now allows operators to better locate and monitor reservoir performance, broadening the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide—azimuth data than traditional 3D.
     Seismic imaging has also improved significantly over the past decade as computer processing has enabled the analysis of ever more sophisticated data sets. Yet 3D seismic still only supplies one form of information, namely geological interpretation. Seismic uses an acoustic wave to indicate whether a possible hydrocarbon trap exists within the earth but it is limited in its ability to determine what kind of fluid is in that trap. As the cost of drilling has increased significantly, any technique that can improve drilling success rates is of interest to oil companies.
     The electromagnetic (EM) surveying potentially offers a technique for the detection of hydrocarbons that is complementary to traditional seismic. EM uses a low frequency electromagnetic wave and measures resistivity changes within the earth, giving it the potential to provide important information regarding fluid types. EM is well established in the academic geophysical world but its commercial application is still in its infancy. Oil companies are in the early adoption phase, largely as a risk reduction measure to determine whether EM can assist in determining whether drilling should go ahead.
     We believe that combining different types of information is the key to extracting the greatest value from geophysical data sets. Studies have shown it is possible to predict reservoir properties across the lateral extent of a field by combining EM and seismic measurements, calibrated with well-log data.
     Our strong belief that the industry needed to consolidate and our goal of giving our business the critical mass to become an efficient global force in the full service seismic market led us to merge with Veritas on January 12, 2007 as described in our annual report on Form 20-F for the year ended December 31, 2007.
Foreign Exchange Fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Acquisitions and divestitures
     On May 26, 2008, Sercel acquired Metrolog, a privately held company, for an amount of €25.7 million paid in cash (including advisory and legal fess). Metrolog is a leading provider of high pressure, high temperature gauges and other downhole instruments to the oil and gas industry. The acquisition is expected to be accretive to Sercel and to CGGVeritas earnings per share (EPS) in 2008.
     The purchase price allocation resulted in a preliminary goodwill of €14.3 million.
     On June 25, 2008, in conjunction with the Oman business transfer to Ardiseis FZCO from Veritas DGC Ltd, CGG Veritas SA subscribed to the increase of 805 shares in the capital of its subsidiary Ardiseis FZCO, and sold 407 Ardiseis FZCO shares to Industrialization & Energy Services Company (TAQA) for a total consideration of U.S.$11.8 million. At the end of this transaction the Group’s percentage of interest in Ardiseis remains unchanged at 51%.

Compagnie générale de géophysique veritas, S.A.
     On June 16, 2008, a new subsidiary, CGGVeritas Technology Services (Beijing) Co. Ltd., fully owned by the Group, was created in China. This high profile technology centre will encompass the following activities: research & development and relationships with Chinese scientific organizations, high end processing services, “Geopromote” and GSS / Hardware and Software Support Services.
New stock-option plan and performance shares allocation plan
     On March 14, 2008, the Board of Directors decided to allocate 1,188,500 stock-options to senior executives and other employees of the Group. The subscription price was set at €32.57. These options have an eight-year duration. They are vested by one-third each year over a three-year period and can be exercised at any time. However, French tax residents must keep the shares they receive as a result of the options exercised in registered form from the exercise date until March 14, 2012. Except in limited circumstances set forth in the plan regulations, employees leaving the Group will lose their vested unexercised options if they are not exercised before the end of the notice period.
          On March 14, 2008, the Board of Directors also decided to allocate a maximum amount of 459,250 performance shares to senior executives and certain other employees of the Group. These shares will be allocated at the end of a two-year allocation period expiring on the later of March 14, 2010 or the date of the shareholders’ meeting convened to approve the 2009 financial statements. Such allocation will be final provided (i) the Board resolves that the performance conditions provided for by the plan regulations, i.e. the achievement in fiscal years 2008 and 2009 of a minimum average consolidated net earning per share and an average operating income of either the Group, the Services segment or the Equipment segment depending upon the segment to which each beneficiary belongs and (ii) the beneficiary is still an employee or officer of the Group upon final allocation of the shares. The allocated shares will have to be kept in registered form for a two-year period as from the allocation date before they can be sold.
Subsequent events
No significant subsequent event occurred since June 30, 2008.
Backlog
Our backlog at July 1, 2008 was €1.1 billion (U.S.$1.7 billion).
Three months ended June 30, 2008 compared with three months ended June 30, 2007
Operating revenues
     The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
	2008				2007
Except percentages, in millions of	€		U.S.$ (1)		€		U.S.$ (1)
Land	97.6	17%	153.6	17%	91.9	16%	124.0	16%
Marine	232.2	42%	362.9	42%	230.9	40%	310.8	40%
Processing & Imaging	61.8	11%	96.6	11%	66.9	12%	90.0	12%
Merger adjustment (2)	—	—	—	—	0.2	0%	0.3	0%

Total Services	391.6	70%	613.1	70%	389.9	68%	525.1	68%
Equipment	167.4	30%	261.0	30%	181.2	32%	243.6	32%

Total	559.0	100%	874.1	100%	571.1	100%	768.7	100%

(1)	Corresponding to the half-year in U.S.$ less the first quarter in U.S.$

(2)	Elimination of January 1 to January 12, 2007 operating revenues since the merger with Veritas was effective on January 12, 2007

Compagnie générale de géophysique veritas, S.A.
     Our consolidated operating revenues for the three months ended June 30, 2008 decreased 2% to €559.0 million from €571.1 million for the comparable period of 2007 due principally to the negative impact of the €/U.S.$ exchange rate. Expressed in U.S dollars, our consolidated operating revenues increased 14% to U.S.$874.1 million in the three months ended June 30, 2008 from U.S.$768.7 million for the comparable period of 2007. This increase was primarily attributable to our Services segment.
     Services
     Operating revenues for our Services segment (excluding internal sales) were stable at €391.6 million for the three months ended June 30, 2008 compared to €389.9 million for the period ended June 30, 2007. In U.S. dollar terms, operating revenues increased 17% to U.S.$613.1 million for the three months ended June 30, 2008 from U.S.$525.1 million for the comparable period of 2007. This increase was primarily supported by increasing multi-client sales and continued growth in the exclusive contract market, partially offset as anticipated by a lower vessel availability and production rate of 86% and 80%, respectively.
     Marine
     Operating revenues from our Marine business line for the three months ended June 30, 2008 were stable at €232.2 million compared to €230.9 million for the period ended June 30, 2007 (and increased 17% in U.S. dollar terms).
     Contract revenues increased 2% to €136.5 million for the three months ended June 30, 2008 from €133.6 million for the comparable period 2007 (and increased 19% in U.S. dollar terms) in an undersupplied market. We operated 75% of our high-end 3D fleet on contract, mainly in the Eastern Hemisphere. During the quarter, we experienced docks and a loss of propulsion incident on the Symphony. All vessels including the Symphony were in operation in June. Contract revenues accounted for 59% of marine revenues for the three months ended June 30, 2008 compared to 58% for the comparable period of 2007.
     Multi-client data library revenues decreased 2% to €95.8 million for the three months ended June 30, 2008 from €97.3 million for the comparable period of 2007 (and increased 14% in U.S. dollar terms). Prefunding was €62.8 million in the three months ended June 30, 2008 compared to €58.2 million for the three months ended June 30, 2007, with a prefunding rate of 87% compared to 74%, driven by stronger sales for our leading wide-azimuth programs. The Vision and the Vanquish continued work on the Garden Banks high resolution wide-azimuth survey in the Gulf of Mexico. After-sales decreased 8% to €33.0 million for the three months ended June 30, 2008 from €38.6 million for the comparable period of 2007 (and decreased 3% in U.S. dollar terms).
     Land
     Operating revenues from our Land business line increased 6% to €97.6 million for the three months ended June 30, 2008, from €91.9 million for the comparable period of 2007 (and increased 24% in U.S. dollar terms).
     Contract revenues decreased 3% to €69.8 million for the three months ended June 30, 2008 from €71.8 million for the comparable period 2007 (and increased 14% in U.S. dollar terms) due to growing demand for higher resolution data and increased take-up for advanced technology. Contracts revenues accounted for 72% of Land revenues for the three months ended June 30, 2008 compared to 78% for the comparable period of 2007. We operated on average sixteen crews in selected locations with eleven crews in the Eastern Hemisphere and five crews in the Western Hemisphere.
     Multi-client data library revenues increased 38% to €27.8 million for the three months ended June 30, 2008 from €20.1 million for the comparable period of 2007 (and increased 58% in U.S. dollar terms). This increase was mainly attributable to the demand for our Canadian seismic data. Prefunding was €9.3 million for the three months ended June 30, 2008 compared to €7.4 million for the three months ended June 30, 2007. The prefunding rate was 47% for the three months ended June 30, 2008 as new programs were launched in Canada, compared to 61% for the comparable period of 2007. After-sales revenue increased 45% to €18.5 million for the three months ended June 30, 2008 compared to €12.8 million for the three months ended June 30, 2007.
     Processing & Imaging
     Operating revenues from our Processing & Imaging business line decreased 8% to €61.8 million for the three months ended June 30, 2008 from €66.9 million for the comparable period of 2007. In U.S. dollar terms, operating revenues increased 7% based on the strengthened position and take-up of our new high-end imaging and depth migration technologies.

Compagnie générale de géophysique veritas, S.A.
     Equipment
     Operating revenues for our Equipment segment decreased 8% to €179.9 million for the three months ended June 30, 2008 from €196.2 million for the comparable period of 2007. In U.S. dollar terms, revenues increased 7% from U.S.$264 million for the three months ended June 30, 2007 to U.S.$281.4 million for the comparable period of 2008. Sales of land and marine equipment benefited equally from the increase, with continuing acceptance of Sercel’s leading new generation products, 428XL and Sentinel.
     Operating revenues (excluding intra-group sales) decreased 7% to €167.4 million compared to €181.2 million for the comparable period in 2007 and increased 7% in U.S. dollar terms.
Operating expenses
          Cost of operations, including depreciation and amortization, increased slightly to €403.3 million for the three months ended June 30, 2008 from €396.3 million for the comparable period of 2007. As a percentage of operating revenues, cost of operations increased to 72% for the three months ended June 30, 2008 from 69% for the comparable period of 2007, principally due to the negative impact of the €/U.S.$ exchange rate because a significant part of our costs of operations are denominated in euros while operating revenues are denominated in U.S. dollars. As a result, gross profit decreased by 11% to €155.8 million for the three months ended June 30, 2008 from €174.9 million for the comparable period of 2007, r epresenting 28% and 31% of operating revenues, respectively.
          Research and development expenditures decreased 52% to €7.7 million for the three months ended June 30, 2008, from €15.9 million for the comparable period of 2007, representing 1% and 3% of operating revenues, respectively.
          Selling, general and administrative expenses decreased 6% to €60.2 million for the three months ended June 30, 2008 from €64.3 million for the comparable period of 2007. As a percentage of operating revenues, selling, general and administrative costs were stable at 11%.
Operating income
          Other revenues increased to €8.2 million for the three months ended June 30, 2008 from €5.8 million for the comparable period of 2007. Other revenues in 2008 included primarily a €5.2 million gain on foreign exchange hedging activities and a €3.6 million gain resulting from the sale of 407 Ardiseis shares to TAQA. The costs incurred as well as the assets scrapped due to the loss of propulsion incident on the Symphony were totally offset by an insurance indemnity of €12 million, of which €10.8 million has been paid.
Other revenues in 2007 included primarily a €5.4 million gain on foreign exchange hedging activities.
          Our operating income decreased 4% to €96.1 million for the three months ended June 30, 2008 from €100.5 million for the comparable period of 2007 (and increased 11% in U.S. dollar terms).
          Operating income for our Services segment increased 16% to €52.7 million for the three months ended June 30, 2008 from €45.5 million for the comparable period of 2007 (and increased 35% in U.S. dollar terms).
          Operating income from our Equipment segment decreased 20% to €53.9 million for the three months ended June 30, 2008 from €67.3 million for the comparable period of 2007 (and decreased 7% in U.S. dollar terms).
Financial income and expenses
          Cost of net financial debt decreased 30% to €18.4 million for the three months ended June 30, 2008 from €26.2 million for the comparable period of 2007 (and decreased 18% in U.S. dollar terms). This decrease was mainly due to the favorable impact of the €/U.S.$ exchange rate on our cost of financial debt and a lower level of debt due to the early repayment of U.S.$100 million of our Term Loan B senior facility on June 29, 2007.
     Other financial income was a gain of €0.1 million for the three months ended June 30, 2008 compared to a gain of €0.6 million for period ended June 30, 2007.

Compagnie générale de géophysique veritas, S.A.
Equity in income (losses) of affiliates
          Income from investments accounted for under the equity method decreased to €0.2 million for the three months ended June 30, 2008 from €0.7 million for the comparable period of 2007. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Income taxes
          Income tax expenses decreased to €26.2 million for the three months ended June 30, 2008 from €31.0 million for the comparable period of 2007. The effective tax rate for the second quarter of 2008 was 34% compared to 41% for the same period of 2007 due to tax planning effects.
Before currency translation effects on income taxes and permanent difference related to share-based compensation cost, the effective tax rate was 29% for the second quarter of 2008 compared to 41% for the same period of 2007.
Net income
Net income increased to €51.8 million for the three months ended June 30, 2008 from €44.6 million for the comparable period of 2007 as a result of the factors discussed above.
Six months ended June 30, 2008 compared with six months ended June 30, 2007
Operating revenues
     The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby:

	Six months ended June 30,
	2008				2007
Except percentages, in millions of	€		U.S.$ (1)		€		U.S.$ (1)
Land	227.4	20%	347.3	20%	216.8	19%	288.2	19%
Marine	470.4	41%	718.4	41%	480.5	40%	638.5	40%
Processing & Imaging	127.1	11%	193.9	11%	135.3	12%	179.8	12%
Merger adjustment (2)	—	—	—	—	(17.0)	-1%	(22.6)	-1%

Total Services	824.9	72%	1 259.6	72%	815.6	70%	1,083.9	70%
Equipment	319.1	28%	487.3	28%	347.7	30%	462.1	30%

Total	1 144.0	100%	1 746.9	100%	1,163.3	100, %	1,546.0	100, %

(1)	Dollar amounts represent euros amounts converted at the average exchange rate of U.S.$1.527 per € in 2008, and of U.S.$1.329 per € in 2007.

(2)	Elimination of January 1 to January 12, 2007 operating revenues since the merger with Veritas was effective on January 12, 2007
          Our consolidated operating revenues for the six months ended June 30, 2008 decreased 2% to €1,144.0 million from €1,163.3 million for the comparable period of 2007 (and increased 13% in U.S. dollar terms) due principally to the negative impact of the €/U.S.$ exchange rate. Expressed in U.S dollars, our consolidated operating revenues increased 13% to U.S.$1,746.9 million for the six months ended June 30, 2008 from U.S.$1,546.0 million for the comparable period of 2007. This growth was driven by sustained sales of Sercel equipment and a high level of land and marine contract activity in our Services segment. The euro and dollar figures for the six months ended June 30, 2007 are after elimination of a U.S.$22.6 million in 2007 Veritas revenues between January 1 and January 12, 2007, the effective date of the merger of CGG and Veritas.

Compagnie générale de géophysique veritas, S.A.
     Services
     Operating revenues for our Services segment (excluding internal sales) increased 1% to €824.9 million for the six months ended June 30, 2008 from €815.5 million for the comparable period of 2007, not including €16.5 million of Veritas’ operating revenues for the first twelve days of 2007 prior to the merger, and increased 16% in U.S. dollar terms.
     Marine
     Operating revenues from our marine business line for the six months ended June 30, 2008 decreased 2% to €470.4 million from €480.5 million for the comparable period of 2007 (and increased 13% in U.S. dollar terms).
     Contract revenues increased 10% to €295.6 million in the six months ended June 30, 2008 from €269.4 million for the comparable period 2007 in an undersupplied market (and increased 26% in U.S. dollar terms). Contract revenues accounted for 63% of marine revenues for the six months ended June 30, 2008 compared to 56% for the comparable period of 2007.
     Multi-client data library revenues decreased 17% to €174.8 million for the six months ended June 30, 2008 from €211.1 million (and decreased 5% in U.S. dollar terms) for the comparable period of 2007. Prefunding was stable at €115.3 million. The Vision and the Vanquish pursued work on the Garden Banks wide-azimuth survey in the Gulf of Mexico while the Viking completed the acquisition phase of the Walker Ridge.
     After-sales decreased to €59.5 million for the six months ended June 30, 2008 from €92.9 million for the comparable period of 2007 due to quarterly fluctuations that negatively impacted the first three months of 2008.
     Land
     Operating revenues from our Land business line increased 5% to €227.4 million for the six months ended June 30, 2008 from €216.8 million for the comparable period of 2007 (and increased 21% in U.S. dollar terms) due to a growing a demand in for higher resolution data.
     Contract revenues increased 11% to €173.3 million from €155.6 million for the comparable period of 2007 (and increased 28% in U.S. dollar terms). Contract revenues accounted for 76% of Land revenues for the six months ended June 30, 2008 compared to 72% for the comparable period of 2007.
     Multi-client data library revenues decreased 11% to €54.2 million for the six months ended June 30, 2008 from €61.2 million for the comparable period of 2007 (and increased 2% in U.S. dollar terms). Prefunding was €18.7 million for the six months ended June 30, 2008 compared to €26.8 million for the six months ended June 30, 2007. After-sales revenue increased 3% to €35.4 million for the six months ended June 30, 2008 from €34.4 million for the six months ended June 30, 2007 (and increased 18% in U.S. dollar terms) despite quarterly fluctuations in the first three months of 2008
     Processing & Imaging
     Operating revenues from our Processing & Imaging business line decreased 6% to €127.1 million for the six months ended June 30, 2008 from €135.3 million for the comparable period of 2007, and increased 8% in U.S. dollar terms based on increased data volumes and our strengthened position in high-end imaging technologies.
     Equipment
     Operating revenues for our Equipment segment decreased 8% to €368.7 million for the six months ended June 30, 2008 from €400.6 million for the comparable period of 2007. In U.S. dollar terms, revenues increased 6% to U.S.$563 million for the six months ended June 30, 2008 from U.S.$532 million for the comparable period of 2007.
     Excluding intra-group sales, operating revenues decreased 8% to €319.1 million compared to €347.8 million for the comparable period in 2007, but increased 6% in U.S. dollar terms. Sales during the period increased primarily for marine equipment, while sales of land equipment recovered after a temporary decline during the first three months of the period.
Operating expenses
          Cost of operations, including depreciation and amortization, increased 1% to €788.2 million for the six months ended June 30, 2008 from €782.4 million for the comparable period of 2007. As a percentage of

Compagnie générale de géophysique veritas, S.A.
operating revenues, cost of operations increased to 69% for the six months ended June 30, 2008 from 67% for the comparable period of 2007. Gross profit decreased 7% to €356.2 million for the six months ended June 30, 2008 from €381.3 million for the comparable period of 2007, representing 31% and 33% of operating revenues, respectively.
          Research and development expenditures decreased 21% to €24.2 million for the six months ended June 30, 2008, from €30.7 million for the comparable period of 2007, representing 2% and 3% of operating revenues, respectively.
     Selling, general and administrative expenses increased 6% to €123.0 million for the six months ended June 30, 2008 from €116.1 million for the comparable period of 2007. Share-based compensation expense increased to €11.9 million for the six months ended June 30, 2008 from €8.9 million for the comparable period of 2007 due to a higher number of beneficiaries following the merger with Veritas.
Operating income (loss)
     Other revenues increased to €10.5 million for the six months ended June 30, 2008 from €9.4 million for the comparable period of 2007. Other revenues in 2008 included primarily a €8.7 million gain on foreign exchange hedging activities and a €3.6 million gain resulting from the sale of 407 Ardiseis shares to TAQA. The costs incurred as well as the assets scrapped due to the loss of propulsion incident on the Symphony were totally offset by an insurance indemnity of €12 million, of which €10.8 million has been paid. Other revenues in 2007 included primarily a €9.5 million gain on foreign exchange hedging activities.
          Our operating income decreased 10% to €219.5 million for the six months ended June 30, 2008 from €244.0 million for the comparable period of 2007.
          Operating income for our Services segment decreased 3% to €141.8 million for the six months ended June 30, 2008 from €146.7 million for the comparable period of 2007.
          Operating income for our Equipment segment decreased 16% to €114.0 million for the six months ended June 30, 2008 from €136.3 million for the comparable period of 2007.
Financial income and expenses
          Cost of net financial debt decreased 31% to €41.2 million for the six months ended June 30, 2008 compared with €60.0 million for the same period of 2007 (and decreased 21% in U.S. dollar terms). This decrease was mainly due to the favorable impact of the €/U.S.$ exchange rate on our cost of financial debt and to a U.S.$10.2 million amortization expense of issuing fees recorded in 2007 for our U.S.$1.6 billion bridge loan facility entered into to finance the cash portion of the Veritas merger consideration.
Equity in income (losses) of affiliates
          Income from investments accounted for under the equity method increased to €3.0 million for the six months ended June 30, 2008 from €1.2 million for the comparable period of 2007. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Income taxes
          Income tax expenses decreased 11% to €64.3 million for the six months ended June 30, 2008 from €72.0 million for the comparable period of 2007. The effective tax rate decreased to 36% for the six months ended June 30, 2008 from 39% for the comparable period of 2007 due to tax planning effects.
Before currency translation effects on income taxes and permanent difference related to share-based compensation cost, the effective tax rate was 34% for the first six months of 2008 compared to 39% for the same period of 2007.
Net income
          Net income increased to €115.9 million for the six months ended June 30, 2008 from €113.6 million for the comparable period of 2007 as a result of the factors discussed above.

Compagnie générale de géophysique veritas, S.A.
Liquidity and Capital Resources
     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions (such as, most recently, Veritas). We have financed our capital needs with cash flow from operations, borrowings under our US and French revolving facilities, Term loan B facility and offerings of Senior notes.
     We believe that net cash provided by operating activities, the available borrowings under our revolving facilities and our Term loan B facility will be sufficient to meet our liquidity needs for the foreseeable future.
Operations
               Net cash provided by operating activities was €334.6 million for the six months ended June 30, 2008 compared to €247.6 million for the comparable period of 2007. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2008 was €376.0 million compared to €386.8 million for the comparable period of 2007. Changes in working capital had a negative impact on cash from operating activities of €41.4 million in the first six months ended June 30, 2008 compared to a negative impact of €138.8 million for the comparable period of 2007.
Investing activities
          Net cash used in investing activities was €294.1 million for the six months ended June 30, 2008 compared to €1,283.1 million for the six months ended June 30, 2007 reflecting mainly our acquisition of Veritas on January 12, 2007.
          We incurred purchases of tangible and intangible assets of €85.1 million for the six months ended June 30, 2008, mainly due to the upgrade of the seismic vessel Alizé with a 14 Sentinel solid streamer configuration and land recording systems.
          In the six months ended June 30, 2008, we also invested €188.5 million in our multi-client library, mainly in the Gulf of Mexico and Brazil. As of June 30, 2008, the net book value of our multi-client data library was €481.2 million compared to €435.4 million as of December 31, 2007.
     We acquired Metrolog in the six months ended June 30, 2008 for €21.4 million, net of cash acquired. In the comparable period of 2007, the cash paid for the acquisition of Veritas amounted to €1,049.0 million.
Financing activities
               Net cash used in financing activities during the six month period ended June 30, 2008 was €72.9 million compared to €1,064.1 million for the six months ended June 30, 2007.
          The total cash requirements related to the acquisition of Veritas on January 12, 2007 were financed by U.S.$700 million drawn under our bridge loan facility (which was repaid with the proceeds of our U.S.$600 million offering of senior notes on February 9, 2007, plus cash on hand) and U.S.$1.0 billion drawn under our Term Loan B facility with a maturity of 2014, of which U.S.$100 million was repaid early on June 29, 2007.
Net debt
          Net debt as of June 30, 2008 was €1,038.1 million (U.S.$1,636.1 million), compared to €1,106.7 million (U.S.$1,629.1) at December 31, 2007. The ratio of net debt to equity decreased to 44% as of June 30, 2008 from 46% at December 31, 2007.
     “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of net debt to financing items of the balance sheet at June 30, 2008 and December 31, 2007:

Compagnie générale de géophysique veritas, S.A.

	June 30,	December 31,
(in millions of euros)	2008	2007

Bank overdrafts	8.3	17.5
Current portion of long-term debt	37.6	44.7
Long-term debt	1,202.1	1,298.8
Less: cash and cash equivalents	(209.9)	(254.3)

Net debt	1,038.1	1,106.7

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2007.
EBITDAS
     EBITDAS for the six months ended June 30, 2008 was €446.8 million compared to €468.1 million for the comparable period of 2007. EBITDAS for the six months ended June 30, 2008 included €12.0 million of insurance indemnity related to the loss of propulsion incident on the Symphony.
     We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of EBITDAS to net cash provided by operating activity, according to the cash-flow statement, for the periods indicated:

	Six months ended
	June 30,
(in millions of euros)	2008	2007

EBITDAS	446.8	468.1
Other financial income (loss)	(1.1)	0.3
Variance on Provisions	1.1	(0,6)
Net gain on disposal of fixed assets	(1.6)	0,1
Dividends received from affiliates	1.1	5,2
Other non-cash items	3.0	(4,3)
Income taxes paid	(73.3)	(82,1)
Change in trade accounts receivables	(10.0)	(89,9)
Change in inventories	(27.6)	(20,5)
Change in other current assets	(1.8)	11,3
Change in trade accounts payables	12.8	(23,6)
Change on other current liabilities	(4.2)	(16,3)
Impact of changes in exchange rate	(10.6)	(0,2)

Net cash provided by operating activity	334.6	247,6

Compagnie générale de géophysique veritas, S.A.
Contractual obligations
The following table sets forth our future cash obligations at June 30, 2008:

	Payments Due by Period
	Less than 1			After 5
	year	2-3 years	4-5 years	years	Total
		(in millions of euros)
Financial Debt	26.2	49.5	18.9	1,100.3	1,194.9
Capital Lease Obligations (not discounted)	5.6	33.5	—	—	39.1
Operating Leases	101.9	136.1	83.4	147.1	468.5
Other Long-Term Obligations (bond interest)	45.0	90.0	90.0	129.5	354.5

Total Contractual Cash Obligations	178.7	309.1	192.3	1,376.9	2,057.0

Reconciliation of EBITDAS to U.S. GAAP
Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS
The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans, development costs and derivative instruments and hedging activities.
Pension plan
     Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, CGGVeritas has elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.
     Under IFRS, in accordance with IAS 19 — Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.
     Under US GAAP, the Group applies Statement 158 “Employers’Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.
Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.
Development costs
     Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible, and

•	the Group has sufficient resources to complete development.
     Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Derivative instruments and hedging activity
     Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollar) in the industry.
     Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in

Compagnie générale de géophysique veritas, S.A.
foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
Reconciliation of EBITDAS to U.S. GAAP

	June 30,
	2008	2007
in millions of euros	(unaudited)	(unaudited)

EBITDAS as reported	446.8	468.1
Reclassification of other income on ordinary activities	—	(0.4)
Actuarial gains (losses) on pension plan	(0.4)	(0.4)
Capitalization of development costs	(4.9)	(4.9)
Derivative instruments	2.9	16.2

EBITDAS according to U.S. GAAP	444.4	478.6

Trend information
Currency fluctuations
     Certain changes in operating revenues set forth in U.S. dollars have been derived by converting revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Converted figures are presented only to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2007, 2006 and 2005, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-Euro Western European currencies, principally the British pound and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based upon the level of operations reached in year 2007, and given the portfolio of currencies, a 10 cents variance of the U.S. dollar against the euro would impact by approximately 40 million dollars our dollar equivalent-value results of operations.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to

Compagnie générale de géophysique veritas, S.A.
personnel costs payable in euros.
     In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months.
Our average forward U.S.$/€ exchange rate was 1.475 in the six months ended June 30, 2008 compared to 1.288 in the six months ended June 30, 2007.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Main risk factors that may affect us in the six months ending June 30, 2008
The main risk factors to which the Group is subject are detailed in item 3 of the annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 23, 2008 and Chapter IV of the Document de Référence filed with the Autorité des Marchés Financiers (AMF) on April 23, 2008. We expect that these risks factors will remain applicable to the Group for the second half of the 2008 financial year.
The annual report on Form-20-F and the Document de Référence are available on the website of the Company or on the website maintained by the SEC at www.sec.gov. and the AMF at www.amf-france.org, respectively.
Item 3: CONTROLS AND PROCEDURES
There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Compagnie générale de géophysique veritas, S.A.
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique-Veritas (Registrant)

/s/ Stéphane-Paul Frydman Stéphane-Paul Frydman
Chief Financial Officer

Date: July 31, 2008